FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of              March, 2003

        HEALTHCARE TECHNOLOGIES LTD.
(Translation of Registrant's name into English)

       3 Habosem Street, Kiryat Minrav, Ashdod, Israel 77610
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

This Form 6-K consists of a copy of a Press Release dated March 27, 2003 from Healthcare Technologies Ltd., an Israeli corporation (the "Company") with respect to the Company's results for the fiscal year and three months ended December 31, 2002.

[Form 6-K Signature Page]

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEALTHCARE TECHNOLOGIES LTD.
(Registrant)

By:    /S/

Daniel Kropf
Chairman of the Board

Dated: March 31, 2003

[PortfolioPR logo]

FOR: Healthcare Technologies, Ltd.

CONTACT:
Daniel Kropf
Chairman
+972-3-9229015

PORTFOLIOPR
CONTACT:
Paul Holm
+1-212-736-9224
pholm@portfoliopr.com

FOR IMMEDIATE RELEASE

HEALTHCARE TECHNOLOGIES REPORTS 2002 FOURTH QUARTER
YEAR END RESULTS

-----------------------

ASHDOD, ISRAEL, March 27, 2002 --- Healthcare Technologies, Ltd. (NASDAQ: HCTL), today reported unaudited results for the fourth quarter and fiscal year ended December 31st, 2002.

Revenues for the fiscal year ended December 31, 2002 were $16.7 million, compared to $16.0 million for the year ended December 31, 2001. Gross profit for fiscal 2002 was $6.4 million as compared to $6.0 million for fiscal 2001. Net profit for fiscal 2002 was $0.47 million, or $0.06 per share, as compared to a net loss of $(3.0) million, or $(0.50) per share for fiscal 2001. The Net profit for fiscal 2002 was mainly due to lower operational expenses and a capital gain that the Company recorded in connection with a financing by Procognia (an investee company) that was discussed in the Company's prior press releases.

Revenues for the fourth quarter of 2002 were $4.42 million, as compared to $4.2 million for the corresponding quarter last year. The net loss for the quarter was $(0.29) million, or $(0.04) per share, compared to a net loss of $(1.3) million, or $(0.18) per share for the fourth quarter of 2001.

Shareholders' equity on December 31st, 2002 was $4.25 million, compared to $3.78 million on December 31, 2001. Current assets net of current liabilities as of December 31st, 2002, were $1.87 million as compared to $0.66 million on December 31, 2001. Cash and equivalents were $1.15 million not inclusive of $ 0.77 million received during January in connection with the previously announced Savyon transaction and an additional $0.43 million of the proceeds expected by mid April.

The board also named Mr. Moshe Reuveni as the company's Chief Executive Officer (CEO) replacing Mr. Daniel Kropf, who has served as both CEO and Chairman for the past three years. This change was required as a result of newly adopted regulations under the Israeli companies laws.

Mr. Reuveni currently serves as a Director of the Company and Managing Director of Gamida Medequip Ltd. (a subsidiary of Gamida for Life BV, the Company's principal stockholder). Mr. Reuveni served as a director and Chief Financial Officer of Rosebud Medical Ltd. from March 1996 to January 2000. From December 1990 to December 1999, he served as General Manager of Gamida for Life (Israel). Mr. Reuveni also currently serves as a director of certain of Healthcare's subsidiaries: Savyon, Gamida-Gen Marketing, Gamidor Diagnostics and Danyel Biotech. Mr. Reuveni is a Certified Public Accountant and received his B.A. in Accounting and Economics from Tel-Aviv University.

About Healthcare Technologies

Healthcare Technologies through it subsidiaries Savyon Diagnostics Ltd., Pronto Diagnostics Ltd., Gamidagen Marketing (1979) Ltd, Gamidor Diagnostics (1984) Ltd. and Danyel Biotech Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

# # #

This press release contains certain forward looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward looking statement made by or on behalf of Healthcare Technologies Ltd. Readers are referred to the documents filed by the company with the Securities Exchange Commission, specifically the most recent report on Form 20F that identifies important risks which could cause actual results to differ from those contained in the forward looking statements.

This press release is available on the PortfolioPR web site at www.portfoliopr.com

Healthcare Technologies, Ltd.
Condensed Consolidated Statements of Operations
(U.S. Dollars in Thousands, Except Loss Per Share Information)

	Three Months Ended		Year Ended
	12/31/02	12/31/01	12/31/02	12/31/01
Sales	$4,427	$ 4,206	$16,676	$ 16,013
Gross profit	$1,476	$ 1,541	$ 6,356	$ 6,029
Net profit (loss)	$(296)	$(1,287)	$ 468	$(3,013)
Profit (loss) per share	$(0.04)	$ (0.18)	$ 0.06	$ (0.50)
Weighted average number of Shares and share equivalents Outstanding (in Thousands)	7,644	6,977	7,644	5,977

Consolidated Balance Sheet,
(U.S. in thousands)
	December 31, 2002	December 31, 2001
Cash and cash equivalents	1,150	1,263
Total current Assets	7,852	8,135
Total current liabilities	5,981	7,480
Shareholder's equity	4,246	3,779